SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 30, 2012

Commission File Number: 0-29374

EDAP TMS S.A.
Parc Activite La Poudrette Lamartine
4/6 Rue du Dauphine
69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ x]      Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-136811, 333-169793, 333-177224 and 333-179689) OF EDAP TMS S.A. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 30, 2012
EDAP TMS S.A.

/s/ ERIC SOYER
ERIC SOYER
CHIEF FINANCIAL OFFICER

Dear EDAP Shareholders,

As you know, EDAP has now completed the active prostate cancer patient follow-up phase of its ENLIGHT trial and is working on compiling the large and complex PMA file to be submitted to the U.S. FDA, in view of Ablatherm-HIFU approval. Bringing this new and innovative technology to U.S. patients and physicians will allow them to have access to a non invasive therapy to treat effectively localized prostate cancer, preserving patient’s quality of life.

Going through the Ablatherm-HIFU approval process while successfully developing our US lithotripsy sales constitute major milestones in the development of the Company, we therefore wish to motivate and reward EDAP’s teams who are dedicated and committed to successfully achieve our U.S goals and objectives. To this end, the Board of Directors wishes to implement an incentive stock option program in favor of the US contributive employees of EDAP, with a maximum of 500,000 new shares issued, for which your approval is required.

EDAP’s Board of Directors and management hereby wish to convene our shareholders in an extraordinary assembly meeting, scheduled on December 19, 2012, to request your support for the attached resolutions that are detailed in the enclosed Board report.

In the name of the Board of Directors of EDAP,
I wish to thank you for your continuous support.

Sincerely,

Philippe Chauveau
Chairman of the Board
EDAP TMS SA

Non binding, unofficial English translation for information purposes only.

EDAP TMS
A corporation with a share capital of 2,437,988.41 Euros
Registered office : 4, rue du Dauphiné - Parc d’activité la Poudrette Lamartine
69120 Vaulx-en-Velin (France)
Lyon Trade and Companies Register Number 316 488 204 R.C.S.

Vaulx-en-Velin, November 20, 2012

NOTICE

On Wednesday December 19, 2012, the shareholders are convened to attend an Extraordinary General Meeting of the shareholders of EDAP TMS S.A., to be held:

at 10:30 am,

at EDAP TMS’s headquarters
4, rue du Dauphiné,
69120 Vaulx-en-Velin, France

to consider the following agenda:

1-	Authorization to be granted to the Board of Directors to issue options to subscribe for shares of the Company pursuant to the provisions of articles L. 225-177 et seq of the French commercial code.

2-	Determination of the total maximum aggregate amount applicable to the delegations of authority granted to the Board of Directors to increase the share capital.

3-
Delegation of authority to allow the Board of Directors to increase the share capital by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights in favor of participants in the Company’s employee savings scheme.

Yours sincerely,

The Board of Directors

Note: As per Depositary Agreement dated July 31, 1997 and amendment dated April 7, 2008, signed between Bank of New York Mellon (the “Depositary”) and the Company, if no voting Instruction is received by the Depositary from a Holder with respect to any of the Securities represented by American Depositary Shares (“ADSs”) on or before the Receipt Date (Record Date), or if the voting Instruction Form is improperly completed or blank, or if the voting instructions included in the voting instruction form are illegible or unclear, such Holder of ADSs shall be deemed to have instructed the Depositary to vote such ADSs and the Depositary shall vote such ADSs in favor of any resolution proposed or approved by the Board of Directors of the Company and against any resolution not so proposed or approved.

EDAP TMS - Agenda for the extraordinary shareholders' meeting – December 19, 2012
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This is a free translation from the French language and is supplied solely for information purposes.  Only the original version in French language has legal force.

EDAP - TMS
French société anonyme with a share capital of €2,437,988.41
Registered office: Parc d’activité La Poudrette Lamartine
4, rue du Dauphiné 69120 Vaulx en Velin
Lyon Registry of Commerce 316 488 204

Report of the Board of Directors to the Extraordinary
Shareholders Meeting of DECEMBER 19, 2012

Shareholders are invited to attend the Extraordinary General Shareholders’ Meeting of EDAP-TMS S.A. (the “Company) to deliberate on the following agenda:

1-	Authorization to be granted to the Board of Directors to grant options to subscribe for shares of the Company pursuant to the provisions of articles L. 225-177 et seq of the French commercial code.

2-	Determination of the total maximum amount applicable to the delegations of authority granted to the Board of Directors to increase the share capital.

3-
Delegation of authority to allow the Board of Directors to increase the share capital by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preemptive rights in favor of participants in the Company’s employee savings plan.

Prior to examining the various proposals submitted to your approval, please find below a summary of the reasons that have led us to call the extraordinary general meeting.

As you know, EDAP has now completed the prostate cancer patient follow-up phase of its ENLIGHT trial and is working actively on building up the FDA PMA file in view of FDA approval of Ablatherm-HIFU device. We therefore wish to motivate and reward EDAP’s teams who are entirely dedicated to successfully perform in our U.S achievements and hereby ask your approval to delegate to the Board the necessary authorizations to allocate shares subscription options.

The maximum aggregate nominal amount of share capital increases that may be carried out pursuant to the delegations we propose you to grant to your Board of Directors would be set at €65,000, i.e., a maximum number of shares of 500,000 with a nominal value of €0.13 each. This amount would be an aggregate maximum which would apply to resolutions 1 and 3. To this amount must be added, if need be,  the par value of the shares or securities to be further issued to preserve the rights of the holders of securities giving access to share capital or other rights giving access to share capital.

In the event that the Board of Directors uses the delegations of authority granted pursuant to these resolutions, it shall inform the shareholders at the next shareholders’ general meeting on the use made by it of such delegations, in accordance with applicable laws and regulations.

For each of the proposed delegations submitted to your approval, the reports established by the Company’s statutory auditor will be read to you.

The Board of Directors proposes to hereinafter review each of the resolutions submitted to your approval in the Extraordinary Shareholders’ Meeting and to:

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1.
Authorize the Board of Directors to grant options to subscribe to a maximum of 500,000 new shares (First Resolution). The exercise price of each option for the subscription of shares shall be set by the Board of Directors on the day of grant of the options, which exercise price shall be based on the closing price the day preceding the grant ;

(i)
For the options that will be granted to non U.S. tax residents, the exercise price may not be lower than 95% of the average trading price of the American Depositary Shares of the Company listed on the NASDAQ stock market calculated on the basis of the last twenty (20) trading sessions before the grant of the said options;

(ii)	For the options granted to U.S. tax residents, to be qualified as Incentive Stock Options “ISOs”, they will need to meet certain criteria in the resolution submitted to your vote, and in particular:
•
All employees are eligible for grants under this option plan. The beneficiaries of the plan will be determined by the Board of Directors, subject to the approval of this resolution by the shareholders;

•
The exercise price of the ISOs may not be less than the fair market value of the shares on the date of grant, i.e., the price of the American Depositary Shares of the Company listed on the NASDAQ stock market at the end of the trading day just prior to the decision of the Board of Directors to grant the options;

•
The options to subscribe shares are exercisable for up to ten years from the date of grant, which term is decreased to five years if the employee, on the date of grant, holds more than 10% of the share capital of the Company.

2.
Delegate to the Board of Directors all necessary powers to increase the share capital, it being specified that the maximum nominal value of the capital increases that may be carried out pursuant to delegations given by the first and third resolutions is set at €65,000 (sixty five thousand), representing a maximum of 500,000 new shares of the Company each with a par value of €0.13 (Second Resolution).

3.
Give to the Board of Directors all necessary powers to increase the share capital by a maximum nominal amount of €6,500 (six thousand five hundred), through the issuance of shares or other securities giving access to the Company’s share capital, without preemptive rights, for members of the Company’s employee savings plan (Third Resolution).

This Resolution is required under Article L.225-129-6 of the French Commercial Code (Code de commerce).

This resolution, which is required to be proposed to the shareholders under French law, is not consistent with the Company’s profit sharing policies and therefore the Board of Directors recommends NOT approving the Third Resolution.

We invite you, after hearing the reports of the Company’s statutory auditors, to adopt the resolutions submitted to your vote by the Board of Directors, with the exception of the Third Resolution.

The Board of Directors

EDAP TMS AGE – Dec. 19, 2012 Board of Directors Report	2/2

This is a free translation from the French language and is supplied solely for information purposes.  Only the original version in French language has legal force.

EDAP - TMS

French société anonyme with a share capital of €2,437,988.41
Registered office: Parc d’activité La Poudrette Lamartine
4, rue du Dauphiné - 69120 Vaulx en Velin, France
Lyon Registry of Commerce 316 488 204

PROJECT OF RESOLUTIONS TO BE SUBMITTED
TO THE EXTRAORDINARY SHAREHOLDERS MEETING'S HELD
ON DECEMBER 19, 2012

Shareholders are invited to attend the Extraordinary General Meeting of EDAP-TMS S.A. (the “Company”) on December 19, 2012, at 10:30 am, at the Company’s offices, 4 Rue du Dauphiné, 69120, Vaulx-en-Velin, France.  The meeting will deliberate on the following agenda:

AGENDA

1-	Authorization to be granted to the Board of Directors to issue options to subscribe for shares of the Company pursuant to the provisions of articles L. 225-177 et seq of the French commercial code.

2-	Determination of the total maximum aggregate amount applicable to the delegations of authority granted to the Board of Directors to increase the share capital.

3-
Delegation of authority to allow the Board of Directors to increase the share capital by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights in favor of participants in the Company’s employee savings scheme.

*****

First resolution (Authorization to be granted to the Board of Directors to issue options to subscribe for shares of the Company pursuant to the provisions of articles L. 225-177 et seq of the French commercial code.)

The General Meeting, voting under the quorum and majority criteria required for Extraordinary Shareholders Meetings,

having considered of the Board of Directors’ report and the Statutory Auditor’s special report:

1.
authorizes the Board of Directors, in accordance with Articles L 225-177 et seq. of the French Commercial Code, to grant,  on one or more occasions, to employees and/or employee officers of the Company, as well as those of the companies mentioned in article L 225-180 of the French Commercial Code, options entitling the holder to subscribe new shares of the Company, under the following conditions:

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(a)	the options to subscribe for shares that the Board of Directors is authorized to grant, shall represent a maximum of 500,000 shares of the Company each with a face value of €0.13;

(b)
the exercise price of each option for the subscription of shares shall be set by the Board of Directors on the day of issue of the options, which exercise price shall based on the closing price the day preceding allocation. The exercise price shall not be lower than 95% of the average quoted price of the American Depositary Shares of the Company listed on the NASDAQ stock market calculated on the basis of the last twenty (20) trading sessions preceding the date of the decision of the Board of Directors to grant such options;

(c)	no option for the subscription of shares may be granted less than twenty trading sessions after the dividend ex date or after a share capital increase;

(d)
the options to subscribe for shares shall be exercised by their beneficiaries within a maximum of ten (10) years from the day on which they are granted; this timeframe may however be reduced by the Board of Directors for the beneficiaries who are residents in a given country, to the extent this may be necessary to comply with the applicable laws of such country;

(e)	the total number of shares that can be subscribed upon exercise of options granted and not yet exercised may not be greater than one third of the share capital;

(f)	options to subscribe for shares may not be granted to any employee holding more than 10% of the share capital.

(g)
the options to subscribe for shares granted by the Board of Directors to employees subject to tax in the United States will be intended to be Incentive Stock Options ("ISOs"), for U.S. tax purposes, and must meet certain criteria listed below.  The options to subscribe for shares can also be non-qualified stock options (for U.S. tax purposes) in the discretion of the Board of Directors at the time of grant or when the ISO limits are exceeded.  The following additional terms will apply to grants of options to subscribe for shares designated as ISOs:

(i)
Eligible employees:  All employees of the Company and its subsidiaries are eligible to participate in the option plan and receive ISOs to the extent otherwise legally eligible to receive grants under the plan.  The Board will designate the actual grantees at the time of grant.

(ii)
Maximum number of shares:  The ISOs that the Board of Directors may grant will be for a maximum of 500,000 shares of the Company in the aggregate.  Each grantee may be granted up to 500,000 ISOs, subject to the aggregate plan limit, to the extent such grantee is permitted by French law to receive these options.

(iii)
Exercise price:  The exercise price will be set by the Board of Directors, but for ISO grants (and non-qualified stock option grants to U.S. taxpayers) may not be less than 100% of the fair market value of the shares on the date of grant.

(iv)
Option Term:  The ISOs may be exercisable for up to ten years from the date of grant.  However, when an employee, at the date of grant, holds greater than 10% of the share capital of the Company, and to the extent that it is eligible for grants under the plan pursuant to applicable regulations, the options are exercisable for up to five years from the date of grant. The terms of 10 and five years, respectively, may not be exceeded, including in the case of early exercise in the event of death or disability of the beneficiary.

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2.	Determines that the present authorization may be used by the Board of Directors during thirty-eight (38) months as from this day.

3.
Decides that the exercise price of the options to subscribe for shares may not be changed during the duration of the option. If the Company carries out one of the transactions mentioned in article L 225-181 of the French Commercial Code, the Board of Directors shall take the necessary steps to protect the interests of the beneficiaries of the options to subscribe for shares as provided in article L 228-99 of the French Commercial Code. In case of issuance of new securities giving access to the Company share capital, as well as in the case of merger or split-up, the Board of Directors could suspend the exercise of the options.

4.
Decides that the total amount of share capital increases that may be effected pursuant to this resolution shall be subject to the total aggregate amount of share capital increases that the Board of Directors may carry out of 65,000 (sixty five thousand) euros set forth in the second resolution of this meeting;

5.
Takes note that, pursuant to article L. 225-178 of the French Commercial Code, the present authorization shall automatically give rise, in favor of the beneficiaries of stock options, to waiver by the shareholders of their preferential subscription rights to the shares issuable upon exercise of the option.

6.
Gives to the Board of Directors all necessary powers to determine the terms of the option plan, the conditions under which the options to subscribe for shares will be granted and the conditions for their exercise, and in particular:

➢	determine the list of beneficiaries of the options to subscribe for shares as well as the number of options to grant to each of such beneficiaries;

➢
to suspend temporarily and for the maximum duration provided by law, which is, on this day, three (3) months, the exercise of the options in case transactions mentioned in article L 225-149-1 of the French Commercial Code are carried out;

➢
to prohibit the immediate resale of some or all of the shares subscribed upon exercise of the options provided that the period for which the shares must be retained may not exceed three (3) years as from the exercise of the option.

7.	Decides that the Board of Directors shall have at its disposal all the necessary powers to take note of the share capital increases and fulfill the related formalities.

8.	Takes note that the Board of Directors shall inform the shareholders every year at the Ordinary Shareholders Meeting of the transactions implemented pursuant to this authorization.

Second resolution (Determination of the total maximum amount applicable to the delegations of authority granted to the Board of Directors to increase the share capital)

The Shareholders Meeting, voting under the quorum and majority conditions required for the extraordinary general meetings,

after having considered the Board of Directors’ report,

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decide that the maximum nominal value of the capital increases that may be carried out pursuant to delegations given by the first and third resolutions is set at 65,000 (sixty five thousand) euros, representing a maximum of 500,000 new shares of the Company each with a par value of €0.13, it being specified that , to that amount might be added, as the case may be, the par value of the additional shares to be issued in order to preserve the rights of the owners or beneficiaries of any existing security giving access to the Company’s share capital in the cases provided by applicable law.

Third resolution (Delegation of authority to allow the Board of Directors to increase the share capital by issuance of shares or other securities giving access to the Company’s share capital, with cancellation of shareholders’ preferential subscription rights in favor of participants in the Company’s employee savings scheme)

The Shareholders’ Meeting, voting under the conditions of quorum and majority required for extraordinary general meetings,

Having considered the report of the Board of Directors and the Auditors’ Special Report,

Pursuant to the provisions of articles L. 225-129-6 of the French Commercial code and articles L. 3332-18 et seq. of the French Labor code,

1.           delegates its authority to the Board of Directors to decide, pursuant to its own deliberations, one or several capital increases by issuance of ordinary shares of the Company, directly or through an employee mutual fund, reserved for participants in the Company’s employee savings scheme as permitted under articles L. 3332-1 et seq. of the French Labor code which would be open to the Company’s employees and affiliated entities, as defined by article L. 225-180 of the French Commercial code, and who further meet, as the case may be, the conditions that may be set by the Board of Directors (hereinafter the “Group Employees”)

2.           decides therefore to cancel the shareholders’ preferential subscription rights under article L. 225-132 of the French Commercial code for the ordinary shares which would be issued pursuant hereto and to reserve subscription of such ordinary shares to the Group Employees,

3.           decides that this authorization is granted for a period of eighteen (18) months from the date of this meeting,

4.           decides that the maximum nominal amount of the shares which may be issued pursuant to this resolution is set at 6,500 (six thousand five hundred) euros (or its counter-value in foreign currencies at the date of subscription),

5.           decides that this amount shall be applied against the aggregate maximum of 65,000 (sixty five thousand) euros for share capital increase which may be carried out pursuant to the delegations granted to the delegations granted to the Board of Directors, as provided in the second resolution above,

6.           decides that the issuance price per share will be set by the Board of Directors in accordance with article L. 3332-20 of the French Labor code.

* * * *
EDAP TMS SA – Project of resolutions – AGE December 19 2012

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